UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57548 / March 24, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-12996

In the Matter of
 	
    RANDGOLD &
    EXPLORATION COMPANY,
    LIMITED,
 	
Respondent.
	ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Randgold & Exploration Company, Limited ("Randgold" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

A.   Randgold (CIK No. 1033217) is a South African corporation headquartered in Johannesburg, South Africa. Randgold owns interests in several South African companies, certain prospecting rights, and other assets. Randgold's ordinary shares and its American Depositary Shares ("ADSs") have been registered under Section 12(g) of the Exchange Act since 1997. Randgold's ordinary shares were traded on the JSE Limited, a South African securities exchange, until they were suspended on August 1, 2005, for failure to timely complete audited financial statements. Randgold's American Depositary Receipts ("ADRs") were traded on the NASDAQ National Market until they were delisted on September 21, 2005, for failure to file a Form 20-F with the Commission for the year ended December 31, 2004. Randgold's ADRs are currently quoted and traded on the "Pink Sheets."

B.   Randgold has failed to comply with Section 13(a) of the Exchange Act and Rule 13a-1 thereunder, while its ordinary shares and ADSs were registered with the Commission, in that Randgold has not filed an Annual Report on Form 20-F since July 15, 2004 (as amended on April 4, 2005).

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Nancy M. Morris
Secretary